05011408

EMI

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

13th September, 2005.

Attn: Filing Desk - Stop 1-4

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 12th September 2005, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement, dated 13th September 2005, confirming that The Goldman Sachs Group, Inc. had, as at the close of business on 9th September 2005, increased its interest such that it had a notifiable interest in EMI Group plc Ordinary Shares of 14p each and held 23,741,140 shares, being 3.005% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

PROCESSED
SEP 2 2 2005
THOMSON
FINANCIAL

Enc.

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 2 1 2005
WASH. D.C.
192

Ref: 82-373

EMI

VIA PR NEWSWIRE DISCLOSE

ER 05/47

Company Announcements Office,
London Stock Exchange.

13th September, 2005.

Dear Sirs,

EMI Group plc - Holding in Company

As required by paragraph 9.6.7 of the Listing Rules, we advise that the Company has been informed by The Goldman Sachs Group, Inc. on behalf of itself and its subsidiaries, in a letter dated 12th September 2005 and received by fax on 13th September 2005, that, as at 9th September 2005, The Goldman Sachs Group, Inc. had increased its holding such that it has a notifiable interest in EMI Group plc Ordinary Shares of 14p each of 23,741,140 shares, being 3.005% of the shares in issue. We were further notified that 4,445,549 shares were held by Goldman, Sachs & Co. and 19,295,591 shares were beneficially owned by Goldman Sachs International, both being subsidiaries of The Goldman Sachs Group, Inc.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231